Exhibit 99.1

Warrantee Inc. Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Tokyo, Japan, October 17, 2023 – Warrantee Inc. (Nasdaq: WRNT) (the “Company” or “Warrantee”), a Japanese marketing and market research technology company, today announced that the Company received a letter (the “Notification Letter”) from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on October 13, 2023, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of US$1.00 per share and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's American Depositary Shares (“ADSs”) for the 30 consecutive business days from August 30, 2023 to October 12, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until April 10, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by April 10, 2024, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company's operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ADSs and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ADSs, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Warrantee Inc.

Founded in Japan in 2013, Warrantee is a Japanese marketing and market research technology company that helps corporate sponsors unlock value through targeted marketing campaigns while providing its corporate sponsors’ potential customers who participate in its campaigns with extended warranty coverage on durables or certain healthcare benefits sponsored by its corporate sponsors. Warrantee focuses on developing a suite of specialized marketing and market research services and these services are designed to collect and leverage targeted and specialty data of its corporate sponsors’ potential customers to provide proprietary market insights to its corporate sponsors and promote the sales of their products. At the core of Warrantee’s current business of providing marketing campaign services is its trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom Warrantee also refers to as users, and Warrantee, and is designed to benefit all three stakeholders. For more information, please visit the Company’s website: https://warrantee.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Warrantee Inc.

Investor Relations Department

Email: info@warrantee.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com